United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
CVRD acquires 75.66% of Inco
Rio de Janeiro, October 24, 2006 – Companhia Vale do Rio Doce (CVRD) announces that 174,623,019 common shares of Inco Limited (Inco) including shares deposited by guaranteed delivery, representing 75.66% of the Inco common shares outstanding on a fully-diluted basis, were deposited to the offer to acquire all of the outstanding common shares of Inco for C$86.00 in cash per Inco common share as at the expiry time of the offer, midnight (Toronto time) on October 23, 2006.
All of the conditions of the offer were satisfied as at the expiry time, and CVRD has taken up all of the Inco common shares that were deposited to the offer at such time. Payment for such Inco common shares is expected to be made to the depositary, Computershare Investor Services Inc., on October 26, 2006.
CVRD now beneficially owns 174,623,019 common shares of Inco, representing 75.66% of the issued and outstanding common shares of Inco on a fully diluted basis.
In order to provide Inco security holders who have not yet accepted the offer with the opportunity to analyze and accept the offer, CVRD has extended the expiry time of the offer to midnight (Toronto time) on November 3, 2006. This extension constitutes a “subsequent offering period” under the U.S. law.
In accordance with its stated purpose of acquiring 100% of the issued and outstanding shares of Inco, CVRD intends to take steps to acquire the remaining Inco common shares.
CVRD will seek to reconstitute the Inco Board of Directors and to de-list the shares from the New York Stock Exchange as promptly and practible, and upon meeting the relevant requirements, from the Toronto Stock Exchange. CVRD also intends to cause Inco to cease to be a reporting issuer in Canada and the U.S. once the number of Inco security holders is sufficiently reduced. In addition, CVRD will seek to have Inco begin reporting as a “foreign private issuer” under the U.S. Securities Exchange Act of 1934, as amended, effective immediately.
IMPORTANT INFORMATION
This press release may be deemed to be solicitation material in respect of CVRD’s proposed tender offer for the shares of Inco. On August 14, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). CVRD, if required, will file other documents regarding the proposed tender offer with the SEC.
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR COMMON SHARES OF INCO. These documents will be available without charge on the SEC’s website at www.sec.gov. Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O.Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.